

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2025

Julian Sevillano
Chief Executive Officer
WEN Acquisition Corp
180 Grand Avenue
Suite 1530
Oakland, CA 94612

> **Re: WEN Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted February 25, 2025**
> **CIK No. 0002057043**

Dear Julian Sevillano:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1.   Please describe on the cover page and in the summary the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with any change in the size of the offering to maintain the number of founder shares at 20% upon the offering's consummation. We note your disclosure on page 19 that you may increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act. Please disclose on the cover page whether and the extent to which these securities issuances may result in a material dilution of the purchaser's equity interests, as required by Items 1602(a)(3) of Regulation S-K.

<u>Proceeds to be held in trust account, page 22</u>

2.   Please reconcile the disclosure in this section that funds held in the trust account may be released to pay taxes with the disclosure on page 51 that funds may be released to pay certain other expenses and on page 89 which references the release of funds up to $100,000 to pay dissolution expenses.

<u>Conflicts of Interest, page 33</u>

3.   We note your disclosure that your sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to you or to any other SPAC with which they may become involved. Please revise your conflicts disclosure to reflect the current involvement of certain members of your management with existing SPACs such as Launch One Acquisition Corp and Launch Two Acquisition Corp and clarify how opportunities to acquire targets are allocated among SPACs. See Items 1602(b)(7) and 1603(b) of Regulation S-K.

<u>Dilution, page 92</u>

4.   We refer to your tables beginning on page 92 showing your calculations of net tangible book value presented in quartile intervals assuming full exercise and no exercise of the over-allotment option. It appears the calculations labeled "With Over-Allotment" are made assuming no exercise of the over-allotment option and the calculations labeled "Without Over-Allotment" are made assuming full exercise of the over-allotment option. Please reconcile and revise your presentation throughout your filing to properly label the assumptions used in your calculations.

5.   Please expand your disclosure outside the table to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 10 of your prospectus.

<u>SPAC Experience, page 101</u>

6.   For each of the SPAC business combinations referenced in this section please revise to disclose the financing needed for the transactions. Also, disclose the level of redemptions for FTAC Olympus Acquisition Corp.

<u>Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 147</u>

7.   Please reconcile your disclosure in this section regarding the transfer of securities by Cantor Fitzgerald with the disclosure on pages 13 and 112.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser, Esq.